

Mail Stop 3628

December 15, 2008

Via Facsimile at (312) 460-7000, (202) 828-5393 and U.S. Mail

Michael E. Blount, Esq.
Stanley S. Jutkowitz, Esq.
Seyfarth Shaw LLP
131 Dearborn Street, Suite 2400
Chicago, Illinois 60603-5803

>   **Re: India Globalization Capital, Inc.**
>   **Schedule TO-I**
>   **File No. 5-81669**
>   **Filed November 24, 2008**

Dear Mr. Blount and Mr. Jutkowitz:

    We have reviewed the above filing and have the following comments. All defined terms in this letter have the same meaning as in the offer letter filed as exhibit 1 to the Schedule TO-I, unless otherwise indicated. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

1.   Please revise your disclosure in Item 4 to include the information required by Item 1004(a)(1)(xi) of Regulation M-A concerning the accounting treatment for the transaction, if material.

The Offer
Recession Rights, page 11

2.   You disclose that securities may only be withdrawn (rescinded) in accordance with the procedures discussed in Section 3. Please disclose that any securities that you have not accepted by the fortieth business day after commencement of the offer may be withdrawn. See Rule 13e-4(f)(2)(ii).

Financial Information Regarding the Company, page 15

3.   You appear to have determined that the bidders' financial information is material and should therefore be included in the offer document pursuant to Item 10 of Schedule TO. Revise to include all of the information required by Item 1010 of Regulation M-A, including the summary information required by Item 1010(c). Please see Interpretation I.H.7 in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations posted on our website, www.sec.gov.

Federal Income Tax Consequences, page 16

4.   Revise the first sentence of this section to delete the word "certain." Item 1004(a)(1)(xii) of Regulation M-A requires you to explain the tax consequences of the transaction if they are material. Your disclosure should therefore include all material tax consequences rather than selected material tax consequences.

Closing

        Please amend your filing in response to these comments. Due to the apparent absence of the required summary financial information, we believe a supplement needs to be disseminated to warrant holders. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions